August 12, 2022

VIA EDGAR

Timothy Worthington

Division of Investment Management

U.S. Securities and Exchange Commission 100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Digital Trust, WisdomTree Short-Term Treasury Digital Fund File Nos. 333-25575 and 811-23659

Dear Mr. Worthington:

This response is provided on behalf of WisdomTree Digital Trust (the “Trust” or the “Registrant”) with respect to comments received in a telephone conversation with the Staff of the Division of Investment Management on August 9, 2022 relating to the Trust’s Registration Statement on Form N-1A, which was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on April 28, 2021, and amended via pre-effective amendment on July 21, 2021, December 17, 2021, May 11, 2022, and August 3, 2022 for the purpose of registering shares of the WisdomTree Short- Term Treasury Digital Fund (the “Fund”). The comments are set forth below. Responses follow the comments.

1.	Comment: How many wallets will be in operation for the Fund? Is there a difference between the Stellar wallet and the Ethereum wallet? Are they all proprietary wallets of WisdomTree Digital Movement, Inc. (“WisdomTree”)?

Response: As disclosed in the Fund’s Prospectus, Securrency Transfers, Inc., the Fund’s transfer agent (the “Transfer Agent”), will maintain the official record of share ownership in book-entry form (the “Official Record”). The ownership of the Fund’s shares will also be recorded - or digitized - on the Stellar blockchain (the “Secondary Record”). The Transfer Agent will reconcile blockchain transactions with the Fund’s records on at least a daily basis. Fund shareholders will have the benefit of shares that may be operated initially on the Stellar and Ethereum blockchains. Shareholders can move their shares, which ownership is reflected in the Secondary Record, between the Stellar and Ethereum blockchains as desired via a bridge, with the Transfer Agent continuing to maintain the Official Record.

There will be two Fund wallets in operation with respect to each blockchain in order to facilitate and maintain the Secondary Record. The first Fund wallet is a master wallet (sometimes referred to as an issuer wallet in discussions with the Staff) (“Master Wallet”), which is used to facilitate the creation of shares that are recorded on the Secondary Record. The second Fund wallet is a bridge wallet (sometimes referred to as an escrow wallet in discussions with the Staff and as noted in response to Comment 3 below) (“Escrow Wallet”), which is used in connection with a Fund shareholder’s desire to transfer her shares from one blockchain to another (i.e., from the Ethereum blockchain to the Stellar blockchain and vice versa).

WisdomTree Digital Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel 212-801-2081 Fax

The Master Wallet and Escrow Wallet are not proprietary wallets of WisdomTree, but proprietary wallets of the Fund. WisdomTree is providing a wallet to each Fund shareholder, but those individual wallets are proprietary to such shareholder and will be registered in the individual shareholder’s name by the Transfer Agent. As disclosed in the prospectus, any wallet, prior to use, will be registered by the Transfer Agent and associated with relevant personal identifying information of such shareholder.

2.	Comment: Is there any additional risk associated with a shareholder having multiple wallets?

Response: To clarify, all Fund shareholders will initially receive a Stellar-based wallet. A Fund shareholder does not need to have an Ethereum-based wallet and Fund shareholders will not, as a general matter, have multiple wallets in relation to interacting with the Fund. A Fund shareholder will only interact with an Ethereum- based wallet to the extent such Fund shareholder subsequently desires to transfer her shares to her Ethereum-based wallet, which has first been registered with the Transfer Agent as noted in response to Comment 1. The Registrant confirms that it has disclosed the relevant risks associated with blockchains generally, as well as the Stellar blockchain and Ethereum blockchain in particular, which are relevant in relation to the applicable blockchain wallet in which a shareholder’s shares are held at any given time (i.e., Stellar or Ethereum). We will update the following language in the fourth paragraph under “Use of Blockchain” in the Item 4 of the Fund’s prospectus with the term “Stellar-based” which will be revised in Pre-Effective Amendment No. 6 (emphasis added for this response) to clarify that a shareholder’s initial wallet is on the Stellar blockchain:

In order to facilitate the use of blockchain technology, a potential shareholder must have a blockchain wallet. WisdomTree Digital Movement, Inc. (“WisdomTree”) provides a Stellar-based wallet service through the App (see “Purchase and Sale of Fund Shares” below).

3.	Comment: On what blockchain does the escrow wallet exist when a shareholder is transferring shares? When there is a transfer to another blockchain, would the escrow wallet transfer to the other blockchain? For example, if the escrow wallet is initially on the Stellar blockchain and a shareholder transfers its shares from the Stellar blockchain to the Ethereum blockchain, would the escrow wallet move from the Stellar blockchain to the Ethereum blockchain?

Response: As noted above in response to Comment 1, there is an Escrow Wallet with respect to each of the Ethereum and Stellar blockchains and the particular Escrow Wallet used is based on the originating blockchain where a Fund shareholder’s shares are held and recorded. For example, if a Fund shareholder desires to transfer her shares from the Stellar blockchain to the Ethereum blockchain, the Stellar-based Escrow Wallet will be used. If a Fund shareholder desires to transfer her shares from the Ethereum blockchain back to the Stellar blockchain, the Ethereum-based Escrow Wallet will be used. By way of example, shares will originally be recorded on the Stellar blockchain. If an investor desires to transfer such shares to its Ethereum-based wallet, such transfer can be accomplished via the bridge. Assuming 100 shares are recorded on the Stellar blockchain with a subsequent shareholder request to transfer the 100 shares from the Stellar blockchain to the Ethereum blockchain, the Stellar blockchain record would initially reflect the ownership of 100 shares and ultimately a burning of 100 shares upon successful transfer, and the Ethereum blockchain record would reflect the minting and delivery of 100 shares.

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4.	Comment: Please confirm that when a share is transferred from one blockchain to another, there is not an issuance of a new share by the Fund.

Response: The Registrant confirms that the Fund does not issue a new share when a shareholder transfers its shares from one blockchain to another. For the avoidance of doubt, if a shareholder transfers its shares from one blockchain to another, the Official Record of the Fund will not change. As noted in response to Comment 3, the transfer of a share will result in an updated Secondary Record.

5.	Comment: When using multi-factor authentication for wallets, who holds the necessary authorization?

Response: Only the Fund shareholder, when using multi-factor authentication to transact in Fund shares, holds the necessary authorization through the Fund shareholder’s mobile phone.

6.	Comment: Please provide to the Staff a copy of the Trust’s policy and procedures pertaining to the use of blockchain integrated recordkeeping systems.

Response: The Registrant’s counsel has provided the requested policy and procedures to the Staff.

7.	Comment: Are System and Organization Control Reports (SOC) issued annually?

Response: Yes, SOC reports from servicing/technology organizations related to the Fund’s operations are anticipated to be issued and received annually.

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Sincerely,

/s/ Ryan Louvar
Ryan Louvar, Esq.

cc:	Michael S. Didiuk, Esq. (Perkins Coie LLP) Todd Zerega, Esq. (Perkins Coie LLP)

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